FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

MEDIA NEWS ON 3G TENDER

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange ISTANBUL

Special Subjects:

Following recent media announcements Turkcell confirms it has submitted the four separate bids for the 3G tender.

In our announcement dated June 20, 2007, we indicated that our company will participate in the tender for the issue of the four separate licenses by the Telecommunications Authority regarding the authorization for providing IMT-2000/UMTS services and infrastructure.

Turkcell submitted the bids for each type of license on September 6, 2007 in compliance with the tender document to the Tender Commission.

We will make further announcements regarding the development on this issue in due course.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Gonca Yılmaz Batur	Nihat Narin

Procurement and

Contract Management	Investments
07.09.2007, 10:00	07.09.2007, 10:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

TURKCELL HAS BEEN GRANTED THE A TYPE 3G LICENCE

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange ISTANBUL

Special Subjects:

Turkcell today announced it has been granted the A Type license providing the widest frequency band, at a consideration of EUR321 million (excluding VAT), in the 3G tender for the issue of the four separate licenses by the Telecommunications Authority regarding the authorization for providing IMT-2000/UMTS services and infrastructure.

Mr. Sureyya Ciliv, Turkcell’s CEO, commented “The 3G tender, which is of great importance to Turkish society and the economy, has been completed successfully. We are very pleased and proud of being granted the license and with this award Turkcell has entered into a new era of communication in Turkey. Mobile communication will speed up by twenty times with 3G, which will also pave the way for further economic growth. Turkcell continues to bring new and innovative technology to Turkey and invest in its future.”

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Murat Doğan Erden	Nihat Narin
Treasury	Investments
07.09.2007, 12:30	07.09.2007, 12:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 7, 2007	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investments

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 7, 2007	By:	/s/ Murat Doğan Erden
Name: Murat Doğan Erden Title: Treasury